FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)   **March 31, 2008**

FelCor Lodging Trust Incorporated

(Exact name of registrant as specified in its charter)

Maryland	**001-14236**	**75-2541756**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

545 E. John Carpenter Frwy., Suite 1300	
Irving, Texas	**75062**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code   **(972) 444-4900**

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Section 5 – Corporate Governance and Management

Item 5.02   Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers.

On March 31, 2008, David C. Kloeppel tendered to the Company his resignation as a Class II director of FelCor Lodging Trust Incorporated (the "Company"), effective upon the election of his successor. On March 31, 2008, the Company's Corporate Governance and Nominating Committee nominated Mark D. Rozells to succeed Mr. Kloeppel.

On April 1, 2008, the Company's Board of Directors accepted Mr. Kloeppel's resignation and appointed Mr. Rozells to succeed Mr. Kloeppel as a Class II director. Mr. Rozells is the founder and President of Inversiones Latinoamericanas S.A., a private real estate investment and development company. From September 2005 to October 2006, Mr. Rozells served as Managing Director of Procinea Management LLC, a privately-held start-up investment firm focused on developing investment and financing strategies for non-traditional assets, including motion picture, television and electronic game content. From June 2003 to July 2005, Mr. Rozells served as President and Chief Executive Officer of DMX Music, Inc., a leading provider of music and in-store entertainment services via cable, satellite and the internet. In February 2005, DMX Music, Inc. and certain of its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The filing was made in connection with and as required by an agreement for the sale of all of the assets of DMX Music. From April 2000 to June 2003, Mr. Rozells served as Executive Vice President and Chief Financial Officer of Liberty Digital, Inc., a publicly-held new media and music content production and distribution company that was majority-owned by Liberty Media Corporation. From March 1998 to April 2000, Mr. Rozells was Senior Vice President, Finance and Treasurer of Starwood Hotels & Resorts Worldwide, Inc., and prior to his service at Starwood, Mr. Rozells held treasury and finance positions with The Walt Disney Company, Imperial Corporation of America and Allied Signal, Inc. Mr. Rozells is a Chartered Financial Analyst.

Mr. Rozells is not a party to any arrangement or understanding with any person pursuant to which he was appointed as a director, nor is Mr. Rozells a party to any transaction, or series of transactions, required to be disclosed pursuant to Item 404(a) of Regulation S-K.

Section 9 – Financial Statements and Exhibits

Item 9.01 Financial Statements and Exhibits.

(a)   Financial statements of businesses acquired.

Not applicable.

(b)   Pro forma financial information.

Not applicable.

(c)   Exhibits.

The following exhibits are furnished in accordance with the provisions of Item 601 of Regulation S-K:

Exhibit

Number	Description of Exhibit
99.1	Press release issued by the Company on April 1, 2008, announcing the appointment of Mark D. Rozells as a member of the Board of Directors of the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FELCOR LODGING TRUST INCORPORATED

Date: April 1, 2008

By: /s/ Jonathan H. Yellen

Name: Jonathan H. Yellen

Title: Executive Vice President, General Counsel and Secretary

INDEX TO EXHIBITS

Exhibit

Number   Description of Exhibit

99.1   Press release issued by the Company on April 1, 2008, announcing the appointment of Mark D. Rozells as a member of the Board of Directors of the Company.

Exhibit 99.1



FelCor Lodging Trust Incorporated
545 E. John Carpenter Freeway, Suite 1300
Irving, Texas 75062-3933
P 972.444.4900   F 972.444.4949
www.felcor.com   NYSE: FCH

For Immediate Release:

FELCOR APPOINTS MARK D. ROZELLS TO THE BOARD OF DIRECTORS

IRVING, Texas…April 01, 2008 — FelCor Lodging Trust Incorporated (NYSE: FCH) today announced that it has appointed Mark D. Rozells to its Board of Directors.

Mr. Rozells brings over 20 years of broad investment, finance, strategy and management experience to FelCor's board. Mr. Rozells is currently the President of Inversiones Latinoamericanas S.A. ("INLASA"), a private real estate investment and development company that he founded in 2007. Prior to founding INLASA, he served as Managing Director of Procinea Management LLC, a privately-held start-up investment firm. From 2000 to 2005, Mr. Rozells held senior management roles with Liberty Media Corporation, serving as President and Chief Executive Officer of DMX Music, Inc., a leading provider of music and in-store entertainment services to commercial customers including the lodging industry, and as Executive Vice President and Chief Financial Officer of Liberty Digital, Inc., a publicly-held media and music content production and distribution company.

Prior to Liberty Media Corporation, Mr. Rozells developed his extensive real estate and hospitality experience at some of the most highly-respected companies. During a ten-year period, he served as Senior Vice President, Finance and Treasurer of Starwood Hotels & Resorts Worldwide, Inc., and held senior treasury and finance roles with The Walt Disney Company. He is a graduate of Yale College with a degree in Economics.

"Mark is a great fit for our board. His financial and real estate expertise and leadership skills are a great addition to our already strong board," said Richard A. Smith, FelCor's President and CEO. "I have known Mark for ten years, since our time at Starwood, and we are very fortunate to have him join our team. As we continue to improve the quality of our portfolio through future asset sales and acquisitions, I have no doubt that he will add value to FelCor.

Mr. Rozells will stand for election by the Shareholders at FelCor's 2008 annual meeting. He fills the vacancy created by the departure of David C. Kloeppel. "For the past three years, Dave has been a highly valuable member of FelCor's Board of Directors. I appreciate his service to the company and I wish him well," continued Mr. Smith.

FelCor, a real estate investment trust, is the nation's largest owner of upper upscale, all-suite hotels. FelCor's portfolio is comprised of 85 consolidated hotels and resorts, located in 23 states and Canada. FelCor's portfolio consists mostly of upper upscale hotels, which are flagged under global brands such as Embassy Suites Hotels®, Doubletree®, Hilton®, Renaissance®, Sheraton®, Westin® and Holiday Inn®. Additional information can be found on the Company's Web site at www.felcor.com.

Contact:

Stephen A. Schafer, Vice President of Strategic Planning & Investor Relations,
(972) 444-4912   sschafer@felcor.com

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